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STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

March 29, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John M. Ganley, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

          Thank you for your telephonic comments received on March 19, 2012, as supplemented on March 28, 2012, regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors International High Yield Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2012. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley
Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

PROSPECTUS

Comment 1.

Prior to filing the Fund’s registration statement under Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), please provide the Staff with a blackline of the prospectus that includes the following: (i) the name of the Index Provider and a complete description of the Index; and (ii) all of the relevant risk factors.

	Response 1.	We provided you with the requested information prior to filing the Fund’s registration statement under Rule 485(b) under the 1933 Act.

Comment 2.	Please confirm that the Index includes only below investment grade securities and, if so, disclose this fact in the prospectus.

	Response 2.	We hereby confirm that the Index includes only below investment grade securities and have revised the disclosure accordingly.

Comment 3.	Under the “Principal Investment Strategies” section, please include more information about the composition of the Index, including the number of issuers and the countries that are represented therein.

Response 3.

With respect to the number of issuers included in the Index, we have revised the disclosure accordingly. At this time, there are in excess of 70 countries represented in the Index. Thus, we do not believe that listing all of these countries would provide useful disclosure to investors and have not revised the disclosure in this regard.

Comment 4.	Please revise the disclosure regarding concentration and sector representation to reflect the composition of the Index.

	Response 4.	The disclosure has been revised accordingly.

Comment 5.	Please revise “High Yield Securities Risk” in the summary and statutory sections of the Prospectus to state that junk bonds are speculative.

	Response 5.	We note that this disclosure is currently included in the relevant risk factors.

Comment 6.	Please add risk disclosure regarding premium/discount risk or explain why the inclusion of such disclosure is not appropriate.

	Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please include a description of Rule 144A and Regulation S securities in the prospectus and provide an estimate of the portion of the Index that consists of such securities.

	Response 7.	The disclosure has been revised accordingly.

Comment 8.	Please include a separate risk factor that covers interest rate risk.

	Response 8.	The disclosure has been revised accordingly.

Comment 9.

In the section “Additional Information About the Fund’s Investment Strategies and Risks” of the prospectus, clarify whether the risks that appear below the subheading “Risks of Investing in the Fund” are principal or additional risks of investing in the Fund.

	Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please confirm that the Fund generally expects to create and redeem Creation Units in-kind.

	Response 10.	We hereby confirm that the Fund generally expects to create and redeem Creation Units in-kind.

Comment 11.

In the description of the Index, (i) please explain what “callable perpetual securities,” “toggle notes” and “DRD-eligible securities” are; and (ii) please include a percentage breakdown of the geographical concentration of the Index by region.

	Response 11.	The disclosure has been revised accordingly.

* * * * *

          As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss